UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             X                          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                     No                 X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                     No                 X

BBVA Growing Profitability Engine BofA Financials CEO Conference September 2022

Disclaimer This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

01 02 03 Superior performance Excellent based on our core Positive prospects ahead track record of strengths as a source of not fully reflected in delivering value to sustainable competitive market assumptions our shareholders advantages Excellent track record of delivering value to our shareholders Superior performance based on our core stengths as a source of sustainable competitive advantaes Postive prospects ahead not fully reflected in market assumptions

Excellent track record of value to our Excellent track record of delivering value to our shareholders 01

Industry leading profitability along the years STRONG PRE-PROVISION PROFIT GENERATING OUTSTANDING WITH LOW VOLATILITY PROFITABILITY ALONG THE YEARS PRE-PROVISION PROFIT / RWA ROTE 2019-6M22 PPP ANNUALIZED2 2019-6M22 NAP ANNUALIZED2,3 3.9 2019 2020 2021 2022 2019 2020 2021 2022 European Peer group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, NWG, SAN, SG, UBS and UCG. (2) Simple double of 1H22 results. (3) Excludes the US business sold to PNC for comparison purposes

Delivering in profit market share growth PRE-PROVISION PROFIT MARKET SHARE1 (%) 45 45 42.0% 40 40 34.4% 35 35 30 28.5% 30 26.0% 25 23.7% 22.1% 25 19.0% 21.4% 20 20 15 11.7% 15 10.6% 10 10 5 5 0 0 6M19 6M22 6M19 1H22 6M19 6M22 6M19 5M22 6M19 6M22 SPAIN MEXICO TURKEY COLOMBIA PERU (1) Pre-provision profit among the peer group in each country. Turkey market share among private banks peer group.

7 Beyond industry-leading profitability, an impressive growth in customer franchise leveraging digital capabilities NEW CUSTOMER ACQUISITION1 (BBVA GROUP, MILLION; % ACQUISITION THROUGH DIGITAL CHANNELS) DIGITAL 55% 6% 6M17 6M18 6M19 6M20 6M21 6M22 (1) Gross customer acquisition through own channels for retail segment. Excludes the US business sold to PNC for comparison purposes.

Leveraging digital capabilities also to grow sales SALES THROUGH DIGITAL CHANNELS (% GROWTH OF TOTAL SALES YTD, % OF DIGITAL TRANSACTIONS AND PRV1 OVER TOTAL SALES YTD) GROUP SPAIN MEXICO +36% +3% 73.5 +39% 76.7 UNITS 74.3 Total Sales UNITS Total Sales Total Sales UNITS 2 2,3 2 growth growth 53.5 growth 67.4 60.2 24.9 30.5 PRV PRV 23.4 PRV 22.7 18.2 17.7 6M17 6M18 6M19 6M20 6M21 6M22 6M17 6M18 6M19 6M20 6M21 6M22 6M17 6M18 6M19 6M20 6M21 6M22 TURKEY COLOMBIA PERU +219% +85% +82% Total Sales Total Sales 86.7 Total Sales 65.6 2 2 2 growth 85.9 growth UNITS growth 53.7 UNITS 51.9 56.4 UNITS 53.0 12.3 57.0 PRV PRV 7.6 48.1 PRV 8.6 6M17 6M18 6M19 6M20 6M21 6M22 6M17 6M18 6M19 6M20 6M21 6M22 6M17 6M18 6M19 6M20 6M21 6M22 Note: Group excludes USA, Venezuela, Chile, Paraguay. (1) Product Relative Value as a proxy of lifetime economic representation of units sold. (2) Total sales growth (Digital + non-digital PRV) 6M17-6M22. (3) Spain excludes insurance products PRV due to change in perimeter.

9 With a lean and efficient structure TARGET CUSTOMERS1 AND BRANCHES EVOLUTION (2017=100; % VAR. VS 2017) SPAIN MEXICO Target Customers +18% +76% Target Customers Branches -38% -6% Branches 2017 2018 2019 2020 2021 Jun-22 2017 2018 2019 2020 2021 Jun-22 TURKEY SOUTH AMERICA +61% Target Customers +32% Target Customers -13% -9% Branches Branches 2017 2018 2019 2020 2021 Jun-22 2017 2018 2019 2020 2021 Jun-22 (1) Target customers refers to those customers in which the bank wants to grow and retain, as they are considered valuable due to their assets, liabilities and/or transactionality with BBVA.

10 Outstanding revenues and earnings growth LEADING TO A SIGNIFICANT PROFITABILITY SUPERIOR REVENUE GROWTH INCREASE GROSS MARGIN GROWTH EARNINGS PER SHARE (6M19-6M22 CAGR) (2019-6M22 NAP ANNUALIZED1) +3.2% +93% +74% +1.9% European European Peer Group Peer Group Average2 Average2 (1) Simple double of 1H22 results. Reported EPS.(2) European Peer group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, NWG, SAN, SG, UBS and UCG.

11 Differential value creation to our shareholders SUPERIOR SHAREHOLDER RETURN OUTPACING OUR PEERS IN VALUE CREATION TOTAL SHAREHOLDER RETURN TANGIBLE BOOK VALUE PER SHARE (%, VAR 2019-2022 Sep 16th) + DIVIDENDS (2019-6M22 CAGR) 27% 18% +9.2% +5.4% -9% European Spanish European Peer Group Peers2 Peer Group Average1 Average1 (1) European Peer group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, NWG, SAN, SG, UBS and UCG. (2) Spanish Peer Group: BKT, CABK, SAB, SAN, UNI.

Superior performance based on strengths as a source of competitive Superior performance based on our core strengths as a source of sustainable competitive advantages 02

13 Our transformation has enabled us to have leading franchises in high growth markets STRONG POSITIONING LEADING PROFITABILITY 1 1 2 Market share (%) Ranking ROE (%) vs. industry (bps) SPAIN 13.4% #3 14.1% (+476 bps) MEXICO 24.3% #1 23.1% (+746 bps) TURKEY 17.7% #2 44.3% (-246 bps) COLOMBIA 11.0% #4 22.7% (+770 bps) PERU 20.5% #2 18.8% (+59 bps) (1) Latest available total loans market shares, Ranking among peer group. Turkey among private banks. (2) ROE under local criteria as of 6M22, except Colombia 5M22.

14 Achieving higher or growing market share in key businesses Total Loan market Bancassurance Credit Cards loans Mutual Funds share Life market share market share1 market share 40 40 35.3% 35 35 31.6% 30 30 25 25 17.9% 20 20 16.2% 14.3% 15 15.6% 15 11.4% 10.2% 8.0% 10 7.4% 10 5 5 13.4% 24.3% 10.0% 11.0% 20.5% 0 0 SPAIN MEXICO TURKEY COLOMBIA PERU Latest available market shares. (1) Spain and Peru refers to consumer + credit card loans. Colombia evolution from Jun-19 to May-22. Peru evolution from Jun-19 to Jun-22

15 Superior digital capabilities and leveraging globality to deliver efficiency and share best practices THERE IS BENEFIT TO GLOBALITY AS TECHNOLOGY COSTS, ESPECIALLY SOFTWARE DEVELOPMENT AND MAINTENANCE, CONTINUE INCREASING GLOBAL RETAIL MOBILE APP GLOBAL ENTERPRISE MOBILE APP (GLOMO)—Reutilization (GEMA)—Multi-segment global co-creation 81% 79% Design & Software Design & Software reusability reusability Top 1 Top 1 in 12 apps out of 14 in App market in 6 apps out of 6 in App market

16 Investing in innovation as an enabler for new capabilities SELECTIVE DIGITAL BANK INVESTMENTS VENTURE CAPITAL VEHICLES These investments support BUILT BASED INVESTMENTS the development of new ON EXISTING capabilities in the Group INFRASTRUCTURE BBVA Italy We have been incorporating Fintech venture capital fund >100k clients since with 6 unicorns learnings we acquired from these (UK) launch in late 2021 type of investments: Operating breakeven achieved (Europe, Infrastructure) Leading Chinese technology venture capital Madiva in Spain Valora home Expanding from Germany with 400+ portfolio appraisal to Spain, France and Italy companies, with focus on AI functionality (Brazil) Openpay in Mexico Payments in +15 million Investments in Sustainability Latam registered accounts

17 Leading the curve in sustainability LEADING BANK IN SUSTAINABLE FINANCE 2X OUR TARGET OF SUSTAINABLE FINANCING COMMITMENT ANNUALISED TARGET AS SHARE OF TOTAL ASSETS SUSTAINABILITY (%) AS GROWTH LEVER ~20% of the sustainable New target €112 Bn Peer 1 5.0 business originated is incremental Channeled since 2018 € 200 Bn (€14Bn in 2Q22) 4.0 Peer 2 3.6 Peer 3 3.4 Old target Peer 4 2.9 € 100 Bn Peer 5 2.5 Peer 6 2.3 2Q Peer 7 1.6 2018 2019 2020 2021 2022 2023 2024 2025 Peers: Credit Suisse, Deutsche Bank, HSBC, NatWest, Santander, Societé Générale and Standard Chartered. Data as of 4Q21.

Positive porospects ahead not fully reflected in market assumptions 03

19

Superior profitability and growth profile not reflected in share price performance

P/TBV VS ROTE

(BBVA VS EUROPEAN PEER GROUP[1])


20%
15%
10%
5%
0%
-20%
ROTE[2]
6M22 ANNUALIZED
BBVA
Peer 1
Peer 2
Peer 3
Peer 4
Peer 5
Peer 6
Peer 7
Peer 8
-6.3%
Peer 9
Peer 10
Peer 11
Peer 12
Peer 13
Peer 14
Peer average
0.4
0.6
0.8
1
P/TBV
Jun-22[4]

BBVA's VALUATION[3]

(€/share, € Bn)


4.93
BBVA's Share Price
+28%
6.31
Analyst's Target Price
31.5
BBVA's Market Cap
+27%
39.9
SoTP using P/E of our local peers

(1) European Peer group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, NWG, SAN, SG, UBS and UCG. (2) BBVA's as reported. Peers ratios calculated with the balance sheet inputs as follows: ROTE = Group Attributed Profit / Average shareholders tangible equity for ROE (including valuation adjustments).(3) Market information from Bloomberg as of Sep 16th. SoTP calculated as follows: Latest company gathered consensus for 2024 multiplied by the P/E multiples of our domestic peers (Spain, Rest of Business and Corporate Center: CABK; Mexico: Banorte; Turkey: Garanti; in South America as there's no similar peer we are using the one used by BBVA's analysts in their SoTP). (4) Price and TBV as of June 30th 2022

20

BBVA ‘s market cap continuously and **excessively affected by events in Turkey**

EVOLUTION OF BBVA's SHARE PRICE

(BBVA share price vs EUROSTOXX Banks, Base = 100)


BBVA
EUROSTOXX Banks
7/18
Turkey rating downgrade
8/20
Additional newsflow on the Turkish economy
3/21
Dismissal of Turkey's Central Bank governor
11/21
Garanti VTO and TRY depreciation
4/22
Garanti VTO price increase
2018
2019
2020
2021
2022
Value loss in market cap vs. Eurostoxx banks
-€2.4bn
-€2.2bn
-€1.9bn
-€3.4bn
-€0.4bn
Book Value of BBVA stake in Garanti
c.€4bn
c. €6bn

Dec'17 base = 100. Impacts estimated by comparison versus Eurostoxx Banks performance, the index with which BBVA has the highest correlation (0.9) since Dec'16.

21

Core businesses geared towards **better results going forward**

NII SENSITIVITY TO INTEREST RATES

+15-20%
EURO BALANCE SHEET[1]

+3.9%
MEXICO[1]

CUSTOMER SPREADS
(%)


1.76
1.75
1.73
1.71
1.72
2Q21
3Q21
4Q21
1Q22
2Q22


9.99
10.16
10.16
10.29
10.59
2Q21
3Q21
4Q21
1Q22
2Q22

2022 GUIDANCE[2]

Loans growth:	NII growth:
from slight growth to **low-single digit**	from "flat to slight growth" to **at around mid-single digit**
from mid single digit to **double digit**	from high single digit to **around 20%**

Represents an improvement in 2022 guidance

(1) Estimated impact on NII in the next 12 months to +100 bps parallel interest rate movements. (2) Comparison of 2022 guidance disclosed in 4Q21 results presentation vs 2022 guidance disclosed in 2Q22 results presentation.

NII Sensitivity
Asset Quality
Capital
Fintechs
Value Creation

22 Prudent and proactive risk management PRUDENT AND PROACTIVE RISK MANAGEMENT IS THE FIRST LINE OF DEFENSE NII NPL RATIO SENSITIVITY SOLID LIQUIDITY POSITION LTD <100% ASSET across all geographies QUALITY COVERAGE RATIO CAPITAL PRE PROVISION PROFIT AS A BUFFER (as of june 22) COST OF RISK 3.6% (YTD, FINTECHS o/ average loans 2019 2020 2021 Jun-22 Excludes the US business sold to PNC for comparison purposes VALUE CoR expected below 100 bps at Group level in 2022, in line with 2021 CREATION

23

Well prepared to face a change in the economic cycle

SPAIN

RETAIL BANKING

85% of consumer loans origination given to "payroll" clients

75% of floating rate mortgages **originated before 2012** (77% of stock at floating rate)

VERY SMALL BUSINESSES

- **Enterprises deleveraging** since 2008
- **41% of loan volumes with state guarantees**
- Average guarantee **75%**

MEXICO

CONSUMER

70% of consumer loans origination given to "payroll" clients

1.5x times higher average payroll at BBVA vs system's

VERY SMALL BUSINESSES

- **60% of loan volumes with guarantee** from development banks[1]
- Average guarantee: **50%**

TURKEY

FC LOANS

-53% **Deleverage strategy** since 2015

70% of **Project Finance** loans have **FC revenues** (no FX risk)

83% of the exposure to the **most FX sensitive clients** in **Stage 2 / 3**

TL LOANS

- Mainly **fixed rate** and **short term** to manage transactionality.
- Asset quality metrics favoured by **salary and income growth**.

(1) NAFIN and Bancomext

NII Sensitivity
ASSET QUALITY
CAPITAL
FINTECHS
VALUE CREATION

24 High quality and resilient capital to face future challenges STRONG CAPITAL HIGH RWAS DENSITY WITH A CAPITAL RESILIENCE POSITION LIMITED USE OF INTERNAL MODELS1 UNDER STRESS SCENARIOS NII SENSITIVITY CET1 FULLY LOADED RWA / TOTAL ASSETS LEVERAGE RATIO FL ADVERSE SCENARIO (%) JUN-22 JUN-22 CET1 FL 2020-2023 (DEPLETION, BPS.) 12.45% Peer 1 -258 46% 6.2% -303 ASSET 4.9% QUALITY Target Range Peer 2% 27% -440 11.5%-12.0 Peer 3 -466 SREP Requirement Peer 4 -502 8.60% CAPITAL Peer avg -509 Peer 5 -562 Lowest Peers Peers Peer 6 -592 SREP requirement Well-positioned to face future Peer 7 -620 of the peer FINTECHS regulatory developments group Peer 8 -633 Jun-22 European Peer group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, European peers subject to last EBA ST: BNPP, CASA, LBG, NWG, SAN, SG, UBS and UCG. CMZ, DB, ISP, SAN, SG, UCG. VALUE (1) Credit RWA breakdown: 52% standardized model, 48% IRB. CREATION

25 Well prepared to compete against new entrants and fintechs Fintech growth story: The Mexican Case STRONG FINTECH GROWTH FIGURES BBVA MAINTAINS UNDISPUTABLE LEADERSHIP NII SENSITIVITY NEW STARTUPS FINTECH PER YEAR BBVA CREDIT CARD LOANS MARKET SHARE ( MEXICO, %) ASSET QUALITY 511 31.6% 394 CAGR 28.9% 14 CAPITAL % since 2019 2019 2021 2019 JUN-22 FINTECHS In different segments such as credit cards, loans, acquiring, insurance, crowdfunding & NEOBANKS VALUE CREATION

26 On track to achieve our ambitious long-term goals COST-TO-INCOME ROTE TBV/SHARE + DIVIDENDS (%) (%, ANNUALIZED) (YOY %) NII SENSITIVITY 2021-24 CAGR ASSET QUALITY NEW TARGET CUSTOMERS1 SUSTAINABLE FINANCE CAPITAL (MILLION CUMULATIVE) (€ BILLION, CUMULATIVE SINCE 2018) FINTECHS VALUE CREATION (1) Target customers refers to those customers in which the bank wants to grow and retain, as they are considered valuable due to their assets, liabilities and/or transactionality with BBVA.

27

Positive prospects in **shareholder value creation**

DIVIDEND YIELD

(%, Last 12M dividend and Share Price as of 2022 Sep 16th)


6.3%
5.4%
4.2%
BBVA
European Peers[1]
Spanish Peers[2]

IMPLICIT DIVIDEND YIELD RANGE ACCORDING TO OUR PAY-OUT POLICY[3]

40% Payout	50% Payout
Div. yield ~7.6%	Div. yield ~9.5%

NII Sensitivity
ASSET QUALITY
CAPITAL
FINTECHS
VALUE CREATION

(1) European Peer group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, NWG, SAN, SG, UBS and UCG. (2) Spanish Peer Group BKT, CABK, SAB, SAN, UNI. (3) According to company latest gather analysts earnings consensus (2022 NAP €5,659Mn). Number of shares 6,030 million, excluding SBB. Share price as of September 16th, 2022.

BBVA Takeaways BBVA Delivered differential success 1 Strong competitive advantages 2 Positive prospects ahead 3

BBVA Growing Profitability Engine Bofa Financials CEO Conference

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: September 21, 2022
By: /s/ Patricia Bueno Olalla

Name: Patricia Bueno Olalla
Title: Head of Investor Relations